OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hourse per response 1.00

FORM 25

NOTIFICATION OF REMOVAL FROMLISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-27841

Z Trim Holdings, Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1011 Campus Drive, Mundelein, Illinois 60060
(Address including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common stock (par value $.00005 per share)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strick the calss of securities from listing and registration:

☐ 17CFR240.12d2-2(a)(1)

☐ 17CFR240.12d2-2(a)(2)

☐ 17CFR240.12d2-2(a)(3)

☐ 17CFR240.12d2-2(a)(4)

☐ Pursuant to 17CFR240.12d2-2(a)(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17CFR240.12d2-2(a)(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(a)(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange. 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Z Trim Holdings, Inc. (Name of Issuer Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

8-26-2008	By:	/s/ Steve Cohen	President
Date		Name	Title

1 Form 25  and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the formdisplace a currently valid OMB control number.